

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Andrew W. Murphy
Chief Financial Officer
DUOS TECHNOLOGIES GROUP, INC.
7660 Centurion Parkway, Suite 100
Jacksonville, FL 32256

> **Re: DUOS TECHNOLOGIES GROUP, INC.**
> **Registration Statement on Form S-1**
> **Filed July 14, 2023**
> **File No. 333-273272**

Dear Andrew W. Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. Thomas Cookson, Esq.